                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*



                      Universal Compression Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913431 10 2
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 Burt M. Martin
                         Weatherford International, Inc.
                        515 Post Oak Boulevard, Suite 600
                              Houston, Texas 77027
                                 (713) 693-4000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 26, 2002
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 9134341 10 2


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Weatherford International Ltd.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         13,750,000 shares
           NUMBER OF       -----------------------------------------------------
            SHARES              8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      -0-
             EACH          -----------------------------------------------------
           REPORTING            9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                        13,750,000 shares
                           -----------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,750,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45% (based on Quarterly Report on Form 10-Q filed by the Issuer in February 2002)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


CUSIP NO. 9134341 10 2


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Weatherford International, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         -0-
           NUMBER OF       -----------------------------------------------------
            SHARES              8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      -0-
             EACH          -----------------------------------------------------
           REPORTING            9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                        -0-
                           -----------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


CUSIP NO. 9134341 10 2


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WEUS Holding, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         -0-
           NUMBER OF       -----------------------------------------------------
            SHARES              8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      -0-
             EACH          -----------------------------------------------------
           REPORTING            9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                        -0-
                           -----------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 4 (this "Amendment No. 4") to the Statement on
Schedule 13D filed on November 2, 2000, as amended by Amendment No. 1 filed on November 3, 2000, Amendment No. 2 filed on February 14, 2001 and Amendment No. 3 filed on December 10, 2001 (collectively, the "Statement"), relates to the beneficial ownership of shares of common stock, par value $0.01 per share ("Universal Common Stock"), of Universal Compression Holdings, Inc. ("Universal"). The address of Universal's principal executive offices is 4440 Brittmoore Road, Houston, Texas 77041.

         This Amendment No. 4 is being filed by Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda"), Weatherford International, Inc., a Delaware corporation and a wholly owned subsidiary of Weatherford Bermuda ("Weatherford Delaware"), and WEUS Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Weatherford Delaware ("WEUS") (each individually a "Reporting Person" and together, the "Reporting Persons") to (a) reflect the transfer of beneficial ownership of Universal Common Stock from WEUS to Weatherford Bermuda and (b) amend Items 1, 2, 3, 4, 5, 6 and 7 of the Statement. Capitalized terms not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

         Schedule I of the Statement, which contains information concerning the executive officers and directors of Weatherford Bermuda and Weatherford Delaware required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D, is hereby supplemented by Schedule I attached hereto and incorporated herein by reference. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of Weatherford Bermuda and/or Weatherford Delaware. Except for Weatherford Bermuda's control of Weatherford Delaware, and Weatherford Bermuda's and Weatherford Delaware's control of WEUS, no corporation or other person is or may be deemed to be ultimately in control of Weatherford Bermuda, Weatherford Delaware or WEUS.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         The following is added as the last paragraph of Item 3 of the
Statement:

         On June 26, 2002, Weatherford Bermuda acquired from WEUS 13,750,000 shares of Universal Common Stock. The consideration for the purchase consisted of a promissory note in the amount of $299,062,500, which amount was based on the closing price of Universal Common Stock on the New York Stock Exchange on June 26, 2002. The promissory note, which is filed as Exhibit B hereto and incorporated by reference herein, has an initial maturity date of June 25, 2010 and pays interest at 6.5% per annum. WEUS may demand payment in full of principal and interest due thereon at any time and for any reason prior to the maturity date. WEUS may assign its rights under the Registration Rights Agreement to Weatherford Bermuda.

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Statement is hereby amended to include the following as the last paragraph of such section:

         On June 26, 2002, Weatherford Bermuda acquired from WEUS 13,750,000 shares of Universal Common Stock through an intercompany transfer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Section (a) of Item 5 of the Statement is hereby amended to replace the second paragraph as follows:

         The aggregate 13,750,000 shares of Universal Common Stock that the Reporting Persons may be deemed to beneficially own represent approximately 45% of the outstanding shares of Universal Common Stock. Weatherford Bermuda purchased these shares from WEUS.

         Section (b) of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

         (b) The number of shares of Universal Common Stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages of this Amendment No. 4, and such information is incorporated herein by reference.

         The Reporting Persons may be deemed to have the sole power to vote or direct the voting of up to 13,750,000 shares of Universal Common Stock, which amount is equal to 45% of the shares of Universal Common Stock outstanding based upon Universal's Quarterly Report on Form 10-Q filed in February 2002.

         The Reporting Persons may be deemed to have the sole power to dispose of or direct the disposition of all 13,750,000 shares of Universal Common Stock and will not share the power to dispose of or direct the disposition of such shares with any other person.

         Section (c) of Item 5 of the Statement is hereby amended in its entirety to read as follows:

         (c) On June 26, 2002, Weatherford Bermuda purchased 13,750,000 shares of Universal Common Stock from WEUS for aggregate consideration of $299,062,500, or $21.75 per share. The consideration per share was based upon the closing price of Universal Common Stock on the New York Stock Exchange on June 26, 2002. Weatherford Bermuda paid the consideration in the form of a promissory note, the terms of which are more full described in Item 3 of this Statement.

          Section (e) of Item 5 of the Statement is hereby amended in its entirety to read as follows:

         (e) On June 26, 2002, WEUS ceased to own any shares of Universal Common Stock as a result of the sale of its holdings to Weatherford Bermuda.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following as the last paragraph thereof:

         Pursuant to the terms of the Registration Rights Agreement, WEUS may assign its rights under the Registration Rights Agreement to any person. WEUS may assign its rights thereunder to Weatherford Bermuda.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented to include the following:

         A. Joint Filing Agreement

         B. Promissory Note, dated June 26, 2002, between Weatherford International Ltd., as maker, and WEUS Holding, Inc., as payee.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 2, 2002


                                   WEATHERFORD INTERNATIONAL LTD.

                                   By: /s/ BURT M. MARTIN
                                      ------------------------------------------
                                   Name:  Burt M. Martin
                                   Title: Senior Vice President, General Counsel
                                          and Secretary

                                   WEATHERFORD INTERNATIONAL, INC.

                                   By: /s/ BURT M. MARTIN
                                      ------------------------------------------
                                   Name:  Burt M. Martin
                                   Title: Senior Vice President, General Counsel
                                          and Secretary

                                   WEUS HOLDING, INC.

                                   By: /s/ BURT M. MARTIN
                                      ------------------------------------------
                                   Name:  Burt M. Martin
                                   Title: Assistant Secretary

                                   SCHEDULE I

    (Supplementing information previously filed with respect to Weatherford International, Inc. and adding information for Weatherford International Ltd.)

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                         WEATHERFORD INTERNATIONAL LTD.
                                       AND
                         WEATHERFORD INTERNATIONAL, INC.


         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Weatherford Bermuda and Weatherford Delaware. Each person holds the same office for both entities. Unless otherwise indicated below, each such person is a citizen of the United States of America and is an employee of Weatherford Delaware, and the business address of each such person is c/o Weatherford International, Inc., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    Present Principal Occupation or Employment;
Name                                             Business Address
----                                -------------------------------------------

Bernard J. Duroc-Danner             Chairman of the Board of Directors, President and Chief Executive
                                    Officer

Donald R. Galletly                  Senior Vice President - Marketing

E. Lee Colley, III                  Senior Vice President and President - Artificial Lift Systems

Jon R. Nicholson                    Senior Vice President - Human Resources and Information Technology
                                    and Assistant Secretary

Gary L. Warren                      Senior Vice President and President - Drilling & Intervention Services

Mark E. Hopmann                     Senior Vice President and President - Completion Systems

                                    Present Principal Occupation or Employment;
Name                                             Business Address
----                                -------------------------------------------

Lisa W. Rodriguez                   Senior Vice President, Chief Financial Officer and Assistant Treasurer

Burt M. Martin                      Senior Vice President, General Counsel and Secretary

James N. Parmigiano                 Vice President - Operational Controller

James M. Hudgins                    Treasurer and Assistant Secretary

Elizabeth N. Idom                   Assistant Treasurer

Andrew P. Becnel                    Assistant Secretary

Philip Burguieres                   Director of Weatherford Bermuda and Weatherford Delaware and
                                    Chief Executive Officer of EMC Holdings, LLC, a private energy investment firm
                                    Reliant Stadium
                                    Two Reliant Park
                                    Houston, Texas 77054

David J. Butters                    Director of Weatherford Bermuda and Weatherford Delaware and a
                                    Managing Director of Lehman Brothers Inc., an investment banking company
                                    Lehman Brothers Inc.
                                    399 Park Avenue, 9th Floor
                                    New York, New York 10022

Sheldon B. Lubar                    Director of Weatherford Bermuda and Weatherford Delaware and
                                    Chairman of Lubar & Company, a private investment and management company
                                    Lubar & Company
                                    700 North Water St., #1200
                                    Milwaukee, Wisconsin 53202

William Macaulay                    Director of Weatherford Bermuda and Weatherford Delaware and
                                    Chief Executive Officer of First Reserve Corporation, a corporation that manages various investment company funds
                                    First Reserve Corporation
                                    411 West Putnam Avenue, #109
                                    Greenwich, Connecticut 06830

                                    Present Principal Occupation or Employment;
Name                                             Business Address
----                                -------------------------------------------

Robert B. Millard                   Director of Weatherford Bermuda and Weatherford Delaware and a
                                    Managing Director of Lehman Brothers Inc., an investment banking company
                                    Lehman Brothers Inc.
                                    399 Park Avenue, 9th Floor
                                    New York, New York 10022

Robert K. Moses, Jr.                Director of Weatherford Bermuda and Weatherford Delaware and a
                                    private investor, principally in the oil and gas exploration and oilfield services business in Houston, Texas
                                    Black Jack Resources, Inc.
                                    1220 Augusta, #240
                                    Houston, Texas 77057

Robert A. Rayne                     Director of Weatherford Bermuda and Weatherford Delaware and an
                                    Executive Director of London Merchant Securities plc, a United
                                    Kingdom-listed public limited company engaged in property investment and development with major investments in leisure enterprises
                                    London Merchant Securities plc
                                    33 Robert Adam Street
                                    London W1U 3HR England
                                    Mr. Rayne is a citizen of the U.K.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
  A.             Joint Filing Agreement
  B.             Promissory Note, dated June 26, 2002, between Weatherford
                 International Ltd., as maker, and WEUS Holding, Inc., as payee.